Morgan Stanley Finance LLC	Free Writing Prospectus relating to Preliminary Terms No. 2,134 Registration Statement Nos. 333-221595; 333-221595-01 Dated June 6, 2019 Filed pursuant to Rule 433

Structured Investments

Contingent Income Auto-Callable Securities due June 30, 2022

All Payments on the Securities Based on the Worst Performing of the Common Stock of The Walt Disney Company, the Common Stock of Intel Corporation and the Common Stock of The Goldman Sachs Group, Inc.

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying stocks:	The Walt Disney Company common stock (the “DIS Stock”), Intel Corporation common stock (the “INTC Stock”) and The Goldman Sachs Group, Inc. common stock (the “GS Stock”). For more information about the underlying stocks, see the accompanying preliminary terms.
Aggregate principal amount:	$1,000 per security
Pricing date:	June 25, 2019
Original issue date:	June 28, 2019 (3 business days after the pricing date)
Maturity date:	June 28, 2024
Contingent monthly coupon:

A contingent monthly coupon at an annual rate of at least 11.25% (corresponding to approximately at least $9.375 per month per security) will be paid on the securities on each coupon payment date but only if the determination closing price of each underlying stock is at or above its respective downside threshold level on the related observation date. The actual contingent monthly coupon rate will be determined on the pricing date.

If, on any observation date, the determination closing price of any underlying stock is less than its respective downside threshold level, no contingent monthly coupon will be paid with respect to that observation date. It is possible that one or more underlying stocks will remain below their respective downside threshold levels for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent monthly coupons.

Payment at maturity:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

•

If the final share price of each underlying stock is greater than or equal to its respective downside threshold level: (i) the stated principal amount plus (ii) the contingent monthly coupon with respect to the final observation date

•

If the final share price of any underlying stock is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying stock

Under these circumstances, the payment at maturity will be significantly less than the stated principal amount of $1,000, and will represent a loss of more than 40%, and possibly all, of your investment.

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $949.10 per security, or within $22.50 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement and prospectus. The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Instead, the securities will pay a contingent monthly coupon but only if the determination closing price of each of the common stock of The Walt Disney Company, the common stock of Intel Corporation and the common stock of The Goldman Sachs Group, Inc., which we refer to collectively as the underlying stocks, is at or above 60% of its respective initial share price, which we refer to as the respective downside threshold level, on the related observation date. If, however, the determination closing price of any underlying stock is less than its respective downside threshold level on any observation date, we will pay no interest for the related monthly period. In addition, the securities will be automatically redeemed if the determination closing price of each underlying stock is greater than or equal to 100% of its respective initial share price, which we refer to as the respective call threshold level, on any quarterly redemption determination date for the early redemption payment equal to the sum of the stated principal amount plus the related contingent monthly coupon. At maturity, if the securities have not previously been redeemed and the final share price of each underlying stock is greater than or equal to its respective downside threshold level, the payment at maturity will also be the sum of the stated principal amount and the related contingent monthly coupon. However, if the final share price of any underlying stock is less than its respective downside threshold level, investors will be exposed to the decline in the worst performing underlying stock on a 1-to-1 basis and will receive a payment at maturity that is less than 60% of the stated principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment and also the risk of not receiving any contingent monthly coupons throughout the 3-year term of the securities. The securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no monthly interest over the entire 3-year term and in exchange for the possibility of an automatic early redemption prior to maturity. Because the payment of contingent monthly coupons is based on the worst performing of the underlying stocks, the fact that the securities are linked to three underlying stocks does not provide any asset diversification benefits and instead means that a decline of any underlying stock below the relevant downside threshold level will result in no contingent monthly coupons, even if one or more of the other underlying stocks close at or above the respective downside threshold levels. Because all payments on the securities are based on the worst performing of the underlying stocks, a decline beyond the respective downside threshold level of any underlying stock will result in no contingent monthly coupon payments and a significant loss of your investment, even if one or more of the other underlying stocks have appreciated or have not declined as much. Investors will not participate in any appreciation of any underlying stock. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319007878/dp108285_fwp-ps2134.htm

Terms continued from previous page:

Early redemption:

If, on any redemption determination date, beginning on September 25, 2019, the determination closing price of each underlying stock is greater than or equal to its respective call threshold level, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the determination closing price of any underlying stock is below its respective call threshold level on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent monthly coupon with respect to the related observation date.
Redemption determination dates:	September 25, 2019, December 26, 2019, March 25, 2020, June 25, 2020, September 25, 2020, December 28, 2020, March 25, 2021, June 25, 2021, September 27, 2021, December 27, 2021 and March 25, 2022, subject to postponement for non-trading days and certain market disruption events.
Early redemption dates:	September 30, 2019, December 31, 2019, March 30, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 30, 2021, June 30, 2021, September 30, 2021, December 30, 2021 and March 30, 2022, provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Downside threshold level:	With respect to the DIS Stock: 60% of its initial share price With respect to the INTC Stock: 60% of its initial share price With respect to the GS Stock: 60% of its initial share price
Call threshold level:	With respect to the DIS Stock: 100% of its initial share price With respect to the INTC Stock: 100% of its initial share price With respect to the GS Stock: 100% of its initial share price
Initial share price:

With respect to the DIS Stock: its closing price on the pricing date

With respect to the INTC Stock: its closing price on the pricing date

With respect to the GS Stock: its closing price on the pricing date

Final share price:	With respect to each underlying stock, the closing price of such underlying stock on the final observation date times the adjustment factor on such date
Worst performing underlying stock:	The underlying stock with the largest percentage decrease from the respective initial share price to the respective final share price
Adjustment factor:	With respect to each underlying stock, 1.0, subject to adjustment in the event of certain corporate events affecting such underlying stock
Coupon payment dates:	Monthly, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary terms; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent monthly coupon, if any, with respect to the final observation date shall be paid on the maturity date.
Observation dates:	Monthly, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary terms, subject, independently in the case of each underlying stock, to postponement for non-trading days and certain market disruption events. We also refer to June 27, 2022 as the final observation date.
CUSIP / ISIN:	61769HGV1 / US61769HGV15
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.

•	The securities do not provide for the regular payment of interest and may pay no interest over the entire term of the securities.

•	You are exposed to the price risk of all of the underlying stocks, with respect to both the contingent monthly coupons, if any, and the payment at maturity, if any.

•	The contingent coupon, if any, is based only on the determination closing prices of the underlying stocks on the related monthly observation date at the end of the related interest period.

•	Investors will not participate in any appreciation in the price of any underlying stock.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Reinvestment risk.

•	Investing in the securities is not equivalent to investing in the common stock of The Walt Disney Company, the common stock of Intel Corporation or the common stock of The Goldman Sachs Group, Inc.

•	No affiliation with The Walt Disney Company, Intel Corporation or The Goldman Sachs Group, Inc.

•	We may engage in business with or involving The Walt Disney Company, Intel Corporation or The Goldman Sachs Group, Inc. without regard to your interests.

•	The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

•	The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent monthly coupon is paid with respect to an observation date and how to calculate the payment at maturity, if any, assuming the securities are not redeemed prior to maturity. The following examples are for illustrative purposes only. Whether you receive a contingent monthly coupon will be determined by reference to the determination closing price of each underlying stock on each monthly observation date, and the amount you will receive at maturity, if any, will be determined by reference to the final share price of each underlying stock on the final observation date. The actual initial share price, call threshold level and downside threshold level for each underlying stock will be determined on the pricing date. All payments on the securities, if any, are subject to our credit risk. The below examples are based on the following terms:

Hypothetical Contingent Monthly Coupon:

11.25% per annum (corresponding to approximately $9.375 per month per security)[1]

With respect to each coupon payment date, a contingent monthly coupon is paid but only if the determination closing price of each underlying stock is at or above its respective downside threshold level on the related observation date.

Payment at Maturity (if the securities are not redeemed prior to maturity):

If the final share price of each underlying stock is greater than or equal to its respective downside threshold level: the stated principal amount and the contingent monthly coupon with respect to the final observation date

If the final share price of any underlying stock is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying stock

Stated Principal Amount:	$1,000
Hypothetical Initial Share Price:	With respect to the DIS Stock: $140.00 With respect to the INTC Stock: $50.00 With respect to the GS Stock: $190.00
Hypothetical Call Threshold Level:

With respect to the DIS Stock: $140.00, which is 100% of its hypothetical initial share price

With respect to the INTC Stock: $50.00, which is 100% of its hypothetical initial share price

With respect to the GS Stock: $190.00, which is 100% of its hypothetical initial share price

Hypothetical Downside Threshold Level:

With respect to the DIS Stock: $84.00, which is 60% of its hypothetical initial share price

With respect to the INTC Stock: $30.00, which is 60% of its hypothetical initial share price

With respect to the GS Stock: $114.00, which is 60% of its hypothetical initial share price

1 The actual contingent monthly coupon will be an amount determined by the calculation agent based on the actual contingent monthly coupon rate and the number of days in the applicable payment period, calculated on a 30/360 day-count basis. The hypothetical contingent monthly coupon of $9.375 is used in these examples for ease of analysis.

How to determine whether a contingent monthly coupon is payable with respect to an observation date:

	Determination Closing Price			Hypothetical Contingent Monthly Coupon
	DIS Stock	INTC Stock	GS Stock
Hypothetical Observation Date 1	$132.00 (at or above its downside threshold level)	$40.00 (at or above its downside threshold level)	$150.00 (at or above its downside threshold level)	$9.375
Hypothetical Observation Date 2	$50.00 (below its downside threshold level)	$38.00 (at or above its downside threshold level)	$130.00 (at or above its downside threshold level)	$0
Hypothetical Observation Date 3	$95.00 (at or above its downside threshold level)	$22.00 (below its downside threshold level)	$95.00 (below its downside threshold level)	$0
Hypothetical Observation Date 4	$60.00 (below its downside threshold level)	$25.00 (below its downside threshold level)	$104.00 (below its downside threshold level)	$0

On hypothetical observation date 1, each of the underlying stocks closes at or above its respective downside threshold level. Therefore, a hypothetical contingent monthly coupon of $9.375 is paid on the relevant coupon payment date.

On each of hypothetical observation dates 2 and 3, at least one underlying stock closes at or above its downside threshold level, but one or more of the other underlying stocks close below their respective downside threshold level(s). Therefore, no contingent monthly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each of the underlying stocks closes below its respective downside threshold level, and accordingly no contingent monthly coupon is paid on the relevant coupon payment date.

You will not receive a contingent monthly coupon on any coupon payment date if the determination closing price of any underlying stock is below its respective downside threshold level on the related observation date.

How to calculate the payment at maturity:

In the following examples, one or more underlying stocks close below the respective call threshold level(s) on each redemption determination date, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

	Final Share Price			Payment at Maturity
	DIS Stock	INTC Stock	GS Stock
Example 1:	$150.00 (at or above its downside threshold level)	$70.00 (at or above its downside threshold level)	$210.00 (at or above its downside threshold level)	$1,009.375 (the stated principal amount plus the contingent monthly coupon with respect to the final observation date)
Example 2:	$56.00 (below its downside threshold level)	$75.00 (at or above its initial share price)	$210.00 (at or above its initial share price)	$1,000 x share performance factor of the worst performing underlying stock = $1,000 x ($56.00 / $140.00) = $400.00
Example 3:	$150.00 (at or above its downside threshold level)	$65.00 (at or above its downside threshold level)	$57.00 (below its downside threshold level)	$1,000 x ($57.00 / $190.00) = $300.00
Example 4:	$42.00 (below its downside threshold level)	$20.00 (below its downside threshold level)	$76.00 (below its downside threshold level)	$1,000 x ($42.00 / $140.00) = $300.00
Example 5:	$56.00 (below its downside threshold level)	$15.00 (below its downside threshold level)	$38.00 (below its downside threshold level)	$1,000 x ($38.00 / $190.00) = $200.00

In example 1, the final share prices of each of the DIS Stock, the INTC Stock and the GS Stock are at or above their respective downside threshold levels. Therefore, investors receive at maturity the stated principal amount of the securities and the hypothetical contingent monthly coupon with respect to the final observation date. Investors do not participate in the appreciation of any of the underlying stocks.

In example 2, the final share prices of two underlying stocks are above their respective initial share prices, but the final share price of the other underlying stock is below its downside threshold level. Therefore, investors are exposed to the downside performance of the worst performing underlying stock at maturity and receive an amount equal to the stated principal amount times the share performance factor of the worst performing underlying stock.

In example 3, the final share prices of two underlying stocks are at or above their respective downside threshold levels, but the final share price of the other underlying stock is below its downside threshold level. Therefore, investors are exposed to the downside performance of the worst performing underlying stock at maturity and receive at maturity an amount equal to the stated principal amount times the share performance factor of the worst performing underlying stock.

In examples 4 and 5, the final share prices of all of the underlying stocks are below their respective downside threshold levels, and investors receive at maturity an amount equal to the stated principal amount times the share performance factor of the worst performing underlying stock. In example 4, the DIS Stock has declined 70% from its initial share price to its final share price, the INTC Stock has declined 60% from its initial share price to its final share price and the GS Stock has declined 60% from its initial share price to its final share price. Therefore, the payment at maturity equals the stated principal amount times the share performance factor of the DIS Stock, which represents the worst performing underlying stock in this example. In example 5, the DIS Stock has declined 60% from its initial share price to its final share price, the INTC Stock has declined 70% from its initial share price to its final share price and the GS Stock has declined 80% from its initial share price to its final share price. Therefore the payment at maturity equals the stated principal amount times the share performance factor of the GS Stock, which represents the worst performing underlying stock in this example.

If the final share price of ANY underlying stock is below its respective downside threshold level, you will be exposed to the downside performance of the worst performing underlying stock at maturity, and your payment at maturity will be less than 60% of the stated principal amount per security and could be zero.

The Walt Disney Company Historical Performance

The following graph shows the closing prices of the DIS Stock for each day from January 1, 2014 through June 5, 2019. The historical performance of the DIS Stock should not be taken as an indication of its future performance, and no assurance can be given as to the price of the DIS Stock at any time, including on the redemption determination dates or the observation dates.

Common Stock of The Walt Disney Company Daily Closing Prices January 1, 2014 to June 5, 2019

Intel Corporation Historical Performance

The following graph shows the closing prices of the common stock of Intel Corporation for each day from January 1, 2014 through June 5, 2019. The historical performance of the INTC Stock should not be taken as an indication of its future performance, and no assurance can be given as to the price of the INTC Stock at any time, including on the redemption determination dates or the observation dates..

Common Stock of Intel Corporation Daily Closing Prices January 1, 2014 to June 5, 2019

The Goldman Sachs Group, Inc. Historical Performance

The following graph shows the closing prices of the GS Stock for each day from January 1, 2014 through June 5, 2019. The historical performance of the GS Stock should not be taken as an indication of its future performance, and no assurance can be given as to the price of the GS Stock at any time, including on the redemption determination dates or the observation dates.

Common Stock of The Goldman Sachs Group, Inc. Daily Closing Prices January 1, 2014 to June 5, 2019